Exhibit 4(i)

                              COMMISSION AGREEMENT


PARTIES:          GARDEX INTERNATIONAL LIMITED ("GARDEX")
                  (a British Virgin Islands Corporation)

                  ASE Test Inc. ("ASE Test")
                  (a Taiwan Corporation)

DATE:    July 1, 2000

                                   AGREEMENT


1. Services to be rendered. ASE Test hereby retains GARDEX to provide the sales services to ASE Test as a Sales Agency with the following terms.

         To be non-exclusive world-wide sales agent for all present and future products and services to be specified by ASE Test in writing with the following authority:

         (a)      Identify customers for ASE Test products and services;

         (b) Within such limitations relating to price, delivery and other key terms as ASE Test may from time to time specify in writing, and subject to acceptance by ASE Test (by telex or otherwise) negotiate sales contracts as ASE Test's agent;

         (c) Monitor contract performance by the customer, including acceptance of delivery, payment, etc.

2. Compensation to GARDEX. For services hereundered, ASE Test shall pay monthly compensation to GARDEX in respect of net export sales (outside of Taiwan), the compensation amount is 0.7% of the total monthly export sales.

         The above scheme of compensation payment is applicable from July 1, 2000 to June 30, 2001. Compensation payment thereafter is subject to further negotiation on a yearly basis between ASE Test and GARDEX.

         All payments to GARDEX shall be in US dollars. Currency conversions, where necessary, shall be based on prevailing free-market rates of the time the payment is earned (not at the time of payment) as quoted in the Wall Street Journal or other authoritative source.

3. Term of Agreement. This agreement is effective from July 1, 2000 and shall expire on June 30, 2001 unless earlier terminated by (i) mutual agreement, or (ii) ASE Test on at least 30 days' prior written notice with or without cause. Neither expiration nor termination of this Agreement shall terminate the obligation of ASE Test to pay GARDEX for services rendered with respect to sales following such date that result from orders received prior to such date.

4.       Representative and Covenants.

         (a) GARDEX agree to use its best efforts to perform its obligations hereunder and to give priority to ASE Test over all other customers of GARDEX in terms of management time, and efforts.


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                  GARDEX will not enter into any management consulting, sales, agency or similar relationship, nor engage in activities, that would result in a conflict with GARDEX's duties under this Agreement.

         (b) Each party will provide to the other on a regular basis such documentation as may reasonably be required to enable the other party to be assured of compliance with this Agreement, and shall permit the other party to inspect its books of account and other records at such reasonable times as the other party may request.

         (c) All confidential information received or learned by GARDEX relating to ASE Test's business and products shall be kept in confidence by GARDEX and neither used by GARDEX nor disclosed to any other person for any purpose outside this Agreement.

5. Governing Law and Jurisdiction. This Agreement shall be governed and construed under the laws of Republic of China unless the parties agree in writing to voluntary arbitration. The courts in the Republic of China shall have exclusive jurisdiction to hear and decide any case or controversy arising out of this Agreement.

         Each party consents to in person jurisdiction over it by such courts and to service of process by registered mail sent to its principal business address.


                                                   ASE Test Inc.


                                                   By /s/ Raymond Lo
                                                     --------------------------


                                                   GARDEX INTERNATIONAL LIMITED


                                                    By /s/ Philip Nicholls
                                                      -------------------------